UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Financial Results for the Nine Months Ended September 30, 2019

•

Our revenues increased from nil for the nine months ended September 30, 2018 to US$8,339,732 for the nine months ended September 30, 2019, primarily due to the launch of Niraparib and Optune in the Hong Kong market.

•

Our cost of sales increased from nil for the nine months ended September 30, 2018 to US$2,173,767 for the nine months ended September 30, 2019, primarily due to the launch of Niraparib and Optune in the Hong Kong market.

•

Our research and development expenses increased from US$64,625,210 for the nine months ended September 30, 2018 to US$110,125,563 for the nine months ended September 30, 2019, primarily due to two new licensing projects and ongoing clinical trials.

•

Our selling, general and administrative expenses increased from US$10,599,246 for the nine months ended September 30, 2018 to US$47,186,808 for the nine months ended September 30, 2019, primarily due to the launch of Niraparib and Optune in the Hong Kong market and preparations for launch of Niraparib and Optune in the Mainland China market.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited condensed consolidated interim financial statements as of and for the periods ended September 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Billy Cho
	Name:	Billy Cho
	Title:	Chief Financial Officer
Date: January 21, 2020

Exhibit 99.1

Zai Lab Limited

Zai Lab Limited

Unaudited condensed consolidated balance sheets

(In U.S. dollars ("$") except for number of shares)

		As of
		December 31, 2018	September 30, 2019
	Note	$	$
Assets
Current assets:
Cash and cash equivalents	3	62,951,607	68,707,541
Short-term investments	5	200,350,000	251,600,000
Accounts receivable		89,708	3,917,134
Inventories	6	3,822	889,434
Prepayments and other current assets		5,749,260	4,190,512
Total current assets		269,144,397	329,304,621
Restricted cash, non-current	4	—	510,218
Investments in equity investees		3,149,855	2,648,101
Prepayments for equipment		275,853	394,732
Property and equipment, net	7	20,494,482	20,450,785
Operating lease right-of-use assets		—	14,831,960
Land use rights		—	7,500,231
Intangible assets, net		321,566	1,123,651
Long term deposits		556,738	443,054
Value added tax recoverable		8,044,258	14,421,359
Total assets		301,987,149	391,628,712
Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	9	3,642,616	6,362,312
Accounts payable		37,432,035	20,456,435
Current operating lease liabilities		—	3,789,064
Other payables	10	7,766,843	10,442,783
Total current liabilities		48,841,494	41,050,594
Deferred income		2,063,942	2,762,026
Non-current operating lease liabilities		—	10,703,104
Total liabilities		50,905,436	54,515,724
Commitments and contingencies (Note 15)
Shareholders' equity
Ordinary shares (par value of US$0.00006 per share; 83,333,333 shares authorized, 58,006,967 and 67,753,168 shares issued and outstanding as of December 31,2018 and September 30, 2019, respectively)		3,481	4,065
Additional paid-in capital		498,043,011	728,405,891
Accumulated deficit		(249,626,508)	(398,267,178)
Accumulated other comprehensive income		2,661,729	6,970,210
Total shareholders' equity		251,081,713	337,112,988
Total liabilities and shareholders' equity		301,987,149	391,628,712

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Zai Lab Limited

Unaudited condensed consolidated statements of operations

(In U.S. dollars ("$") except for number of shares)

		For the nine months ended September 30,
		2018	2019
	Note	$	$
Revenue		—	8,339,732
Cost of sales		—	(2,173,767)
Gross profit		—	6,165,965
Operating expenses:
Research and development		(64,625,210)	(110,125,563)
Selling, general and administrative		(10,599,246)	(47,186,808)
Loss from operations		(75,224,456)	(151,146,406)
Interest income, net		1,278,587	5,071,173
Other expense, net		(1,417,464)	(2,063,683)
Loss before income tax and share of loss from equity method investment		(75,363,333)	(148,138,916)
Income tax expense	8	—	—
Share of loss from equity method investment		(354,265)	(501,754)
Net loss		(75,717,598)	(148,640,670)
Net loss attributable to ordinary shareholders		(75,717,598)	(148,640,670)
Loss per share - basic and diluted	11	(1.49)	(2.35)
Weighted-average shares used in calculating net loss per ordinary share - basic and diluted		50,801,993	63,189,214

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Zai Lab Limited

Unaudited condensed consolidated statements of comprehensive loss

(In U.S. dollars ("$") except for number of shares)

	For the nine months ended September 30,
	2018	2019
	$	$
Net loss	(75,717,598)	(148,640,670)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	1,224,262	4,308,481
Comprehensive loss	(74,493,336)	(144,332,189)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Zai Lab Limited

Unaudited condensed consolidated statements of shareholders' equity

(In U.S. dollars ("$") except for number of shares)

	Ordinary shares		Additional			Accumulated other
	Number of Shares	Amount	paid in capital	Subscription receivable	Accumulated deficit	comprehensive income	Total
		$	$	$	$	$	$
Balance at December 31, 2017	49,912,570	2,995	345,269,688	(18)	(110,551,613)	449,908	235,170,960
Issuance of ordinary shares upon vesting of restricted shares	338,332	20	(38)	18	—	—	—
Exercise of shares option	36,165	2	32,774	—	—	—	32,776
Issuance of ordinary shares upon follow-on public offering, net of issuance cost of $651,527	7,500,000	450	140,348,023	—	—	—	140,348,473
Share-based compensation	—	—	7,996,838	—	—	—	7,996,838
Net loss	—	—	—	—	(75,717,598)	—	(75,717,598)
Foreign currency translation	—	—	—	—	—	1,224,262	1,224,262
Balance at September 30, 2018	57,787,067	3,467	493,647,285	—	(186,269,211)	1,674,170	309,055,711

Balance at December 31, 2018	58,006,967	3,481	498,043,011	—	(249,626,508)	2,661,729	251,081,713
Issuance of ordinary shares upon vesting of restricted shares	505,333	30	(30)	—	—	—	—
Exercise of shares option	221,260	13	447,355	—	—	—	447,368
Issuance of ordinary shares upon follow-on public offering, net of issuance cost of $836,957	9,019,608	541	215,362,506	—	—	—	215,363,047
Share-based compensation	—	—	14,553,049	—	—	—	14,553,049
Net loss	—	—	—	—	(148,640,670)	—	(148,640,670)
Foreign currency translation	—	—	—	—	—	4,308,481	4,308,481
Balance at September 30, 2019	67,753,168	4,065	728,405,891	—	(398,267,178)	6,970,210	337,112,988

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Zai Lab Limited

Unaudited condensed consolidated statements of cash flows

(In U.S. dollars ("$") except for number of shares)

	For the nine months ended September 30,
	2018	2019
	$	$
Operating activities
Net loss	(75,717,598)	(148,640,670)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	1,150,541	2,477,853
Amortization of deferred income	(234,000)	(234,000)
Share-based compensation	7,996,838	14,553,049
Share of loss from equity method investment	354,265	501,754
Loss on disposal of property and equipment	704	9,396
Net changes in operating assets and liabilities	13,541,116	(19,660,544)
Net cash used in operating activities	(52,908,134)	(150,993,162)

Cash flows from investing activities:
Purchases of short-term investments	(200,350,000)	(251,600,000)
Proceeds from maturity of short-term investments	—	200,350,000
Purchase of equity method investment	(2,056,695)	—
Purchase of property and equipment	(9,891,901)	(4,250,182)
Purchase of land use right	—	(7,776,348)
Purchase of intangible assets	(120,133)	(1,255,346)
Net cash used in investing activities	(212,418,729)	(64,531,876)

Cash flows from financing activities:
Proceeds from short-term borrowings	1,453,657	4,948,465
Repayment of short-term bank borrowings	—	(2,228,769)
Proceeds from exercises of stock options	32,776	447,368
Proceeds from issuance of ordinary shares upon public offerings	141,000,000	216,200,004
Payment of public offering costs	(116,790)	(826,287)
Net cash provided by financing activities	142,369,643	218,540,781

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(1,745,196)	3,250,409
Net (decrease) increase in cash, cash equivalents and restricted cash	(124,702,416)	6,266,152
Cash, cash equivalents and restricted cash - beginning of the period	229,660,148	62,951,607
Cash, cash equivalents and restricted cash - end of the period	104,957,732	69,217,759

Supplemental disclosure on non-cash investing and financing activities:
Payables for purchase of property and equipment	870,823	387,722
Payables for public offering costs	574,737	10,670
Supplemental disclosure of cash flow information:
Interest expense paid	12,401	213,492
Reconciliation to amounts on the condensed consolidated balance sheets:
Cash and cash equivalents	104,957,732	68,707,541
Restricted cash, non-current	—	510,218
Total cash, cash equivalents and restricted cash	104,957,732	69,217,759

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Zai Lab Limited

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018 and 2019

(In U.S. dollars ("$") except for number of shares)

1.	Organization and principal activities

Zai Lab Limited (the "Company") was incorporated on March 28, 2013 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company and its subsidiaries (collectively referred to as the "Group") are principally engaged in discovering or licensing, developing and commercializing proprietary therapeutics that address areas of large unmet medical needs in the China market and the global markets, including in the fields of oncology, infectious and autoimmune diseases.

As of September 30, 2019, the Group's significant operating subsidiaries are as follows:

Name of company	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Zai Lab (Hong Kong) Limited	Hong Kong	April 29, 2013	100%	Operating company for business development and R&D activities and commercialisation of innovative medicines and devices
Zai Lab (Shanghai) Co., Ltd.	The People's Republic of China ("PRC" or "China")	January 6, 2014	100%	Development and commercialisation of innovative medicines and devices
Zai Lab (AUST) Pty., Ltd.	Australia	December 10, 2014	100%	Clinical trial activities
Zai Lab (Suzhou) Co., Ltd.	PRC	November 30, 2015	100%	Development and commercialisation of innovative medicines
Zai Biopharmaceutical (Suzhou) Co., Ltd.	PRC	June 15, 2017	100%	Development and commercialisation of innovative medicines
Zai Lab (US) LLC	U.S.	April 21, 2017	100%	Operating company for business development and R&D activities

2.	Summary of significant accounting policies

(a) Basis of presentation

The unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Group and its subsidiaries are eliminated upon consolidation.

(c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include estimating the useful lives of long-lived assets, assessing the impairment of long-lived assets, recognition of right-of-use (“ROU”) assets and operating lease liabilities, revenue recognition, valuation of ordinary shares, share-based compensation expenses, recoverability of deferred tax assets and the fair value of the financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

(d) Foreign currency translation

The functional currency of Zai Lab Limited and Zai Lab (Hong Kong) Limited are the United States dollar ("$"). The Group's PRC subsidiaries determined their functional currency to be Chinese Renminbi ("RMB"). The Group's Australia subsidiary determined its functional currency to be Australia dollar ("A$"). The determination of the respective functional currency is based on the criteria of Accounting Standard Codification ("ASC") 830, Foreign Currency Matters. The Group uses the United States dollar as its reporting currency.

Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of changes in shareholders' deficits and comprehensive loss.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, demand deposits and highly liquid investments with maturity of less than three months and are stated at cost plus interests earned, which approximates fair value.

Restricted cash

Restricted cash mainly consists of the bank deposits held as collateral for issuance of letters of credit.

(f) Short-term investments

Short-term investments are time deposits with original maturities more than three months. Short-term investments are stated at cost, which approximates fair value. Interest earned is included in interest income.

(g) Accounts receivable

Accounts receivable are recorded at the amounts due from customers and net of allowances for doubtful accounts. An allowance for doubtful accounts is recorded when the collection of the full amount is no longer probable. In evaluating the collectability of accounts receivable, the Group considers many factors including aging of the receivable due, the customer's payment history, creditworthiness, financial conditions, and current economic trends. Credit losses of accounts receivable, which may be for all or part of a particular accounts receivable, shall be deducted from the allowance. The related accounts receivable balance shall be charged off in the period in which the accounts receivable are deemed uncollectible. Recoveries of accounts receivable previously charged written off shall be recorded when received. The Group regularly reviews the adequacy and appropriateness of any allowance for doubtful accounts. No allowance for doubtful accounts was recorded as of September 30, 2019.

(h) Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined on a weighted average basis. The Group periodically reviews the composition of inventory in order to identify obsolete, slow-moving or otherwise non-saleable items. The Group will record a write-down to its net realizable value in the period that the decline in value is first identified. No inventory provision was recorded as of September 30, 2019.

(i) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Useful life
Office equipment	3 years
Electronic equipment	3 years
Vehicle	4 years
Laboratory equipment	5 years
Manufacturing equipment	10 years
Leasehold improvements	lesser of useful life or lease term

Construction in progress represents property and equipment under construction and pending installation and is stated at cost less impairment losses if any.

(j) Lease

In February 2016, the Financial Accounting Standards Board ("FASB") released Accounting Standards Update No. 2016-02 ("ASU 2016-02"), Leases (Topic 842). ASU 2016-02 requires lessees to record lease contracts on the balance sheet by recognizing a right-of-use ("ROU") asset and lease liability with certain practical expedients available. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make fixed minimum lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of fixed minimum lease payments over the lease term, including optional periods for which it is reasonably certain the renewal option will be exercised.

In July 2018, the FASB released Accounting Standards Update No. 2018-11 ("ASU 2018-11"), Leases (Topic 842): Targeted Improvements, providing entities with an additional optional transition method. The provisions of ASU 2016-02, and all related ASUs, are effective for interim periods and fiscal years beginning after December 15, 2018, with early adoption permitted.

The Group adopted ASU 2016-02 utilizing the optional transition approach under ASU 2018-11 and applied the package of practical expedients beginning January 1, 2019. As a result of utilizing the optional transition method, the Group's reporting for periods prior to January 1, 2019 continue to be reported in accordance with Leases (Topic 840).

The Group elected the following additional practical expedients: (i) for office space, we do not separate the lease and nonlease components, which primarily relate to common area maintenance and utilities, and (ii) exclude all leases that are twelve months or less from the ROU assets and lease liabilities.

For leases in place upon adoption, the Group used the remaining lease term as of January 1, 2019 in determining the incremental borrowing rate ("IBR"). For the initial measurement of the lease liabilities for leases commencing on or after January 1, 2019, the IBR at the lease commencement date was applied.

The Group's lease portfolio consists entirely of operating leases, the adoption of ASU 2016-02 resulted in the initial recognition of ROU assets of $7.1 million and related lease liabilities of $7.0 million on the unaudited condensed consolidated balance sheet at January 1, 2019. Upon adoption, the Group reclassified $0.1 million prepaid rent to operating ROU assets. The Group's leases do not contain any material residual value guarantees or material restrictive covenants. Additionally, the adoption of ASU 2016-02 did not materially affect the unaudited condensed consolidated statements of income or the unaudited condensed consolidated statements of cash flows.

The impact on the unaudited condensed consolidated balance sheet upon adoption of ASU 2016-02 was as follows:

	As of	Effect of	As of
	December 31,	the option of	January 1,
	2018	ASU 2016-02	2019
	As reported		As adjusted
	$	$	$
Assets:
Prepayments and other current assets	5,749,260	(138,740)	5,610,520
Operating lease right-of-use assets	—	7,093,473	7,093,473

Liabilities:
Current operating lease liabilities	—	(2,286,889)	(2,286,889)
Non-current operating lease liabilities	—	(4,667,844)	(4,667,844)

The total lease cost for the nine months end September 30, 2018 and 2019 were $1,025,977 and $2,709,576, respectively. The increases of the ROU asset and operating lease liability balance as of September 30, 2019 were mainly from the contracts newly signed during the nine months end September 30, 2019. All of the Group's leases were determined to be operating lease.

(k) Land use rights

The Group's land use rights are reported at cost and are amortized on a straight-line basis over the remaining term of land certificates.

In 2019, the Group acquired land use rights from the local Bureau of Land and Resources in Suzhou for the purpose of constructing and operating the research center and biologics manufacturing facility in Suzhou. The land use rights are being amortized over the respective terms of the land use rights, which are 30 years.

(l) Fair value measurements

The Group applies ASC topic 820 ("ASC 820"), Fair Value Measurements and Disclosures, in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Group primarily include cash, cash equivalents and restricted cash, short-term investments, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other payables. As of December 31, 2018 and September 30, 2019, the carrying values of cash and cash equivalents, short-term investments, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and other payable approximated their fair values due to the short-term maturity of these instruments, and the carrying value of restricted cash approximates its fair value based on the nature of the assessment of the ability to recover these amounts.

(m) Revenue recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued a comprehensive new standard which amends revenue recognition principles. In 2018, the Group adopted of ASC topic 606 ("ASC 606"), Revenue from Contracts with Customers, in recognition of revenue. Under ASC 606, the Group recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration expected to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Group determines are within the scope of ASC 606, the Group performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the Group will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

The Group's source of revenue is product sales. The contracts with customers generally contain a single performance obligation and the Group recognizes revenue from product sales when the Group has satisfied the performance obligation by transferring control of the product to the customers. Control of the product generally transfers to the customer upon delivery.

The timing between the recognition of revenue for product sales and the receipt of payment is not significant. Therefore the Group do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between the transfer of the promised good to the customer and receipt of payment will be one year or less.

For the nine months ended September 30, 2019, the Group's product revenues were generated from the sale of ZEJULA (niraparib) and OPTUNE (TTField) to customers, which are typically healthcare providers such as oncology centers through its distributors. Based on the nature of the arrangement, the Group has determined that it is a principal in the transaction since the Group is primarily responsible for fulfilling the promise to provide the products to the customer, maintains inventory risk until delivery to the customer and has latitude in establishing the price. Revenue was recognized at the amount to which the Group expected to be entitled in exchange for the sale of the products, which is the sales price agreed with the customers. Consideration paid to the distributor is recognized in operating expenses.

(n) Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to the Group, (3) costs related to preclinical testing of the Group's technologies under development and clinical trials such as payments to contract research organizations (“CROs”), investigators and clinical trial sites that conduct the Group's clinical studies (4) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group's research and development services and have no alternative future uses. The Group has acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial milestone payments, are immediately expensed as acquired in-process research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a “business” as defined under US GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval which meet the capitalization criteria would be capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. The conditions enabling capitalization of development costs as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

(o) Stock-based compensation

The Group grants share options to eligible employees, management and directors and accounts for these share based awards in accordance with ASC 718, Compensation-Stock Compensation.

Employees' share-based awards are measured at the grant date fair value of the awards and recognized as expenses (1) immediately at grant date if no vesting conditions are required; or (2) using graded vesting method over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed.

The Group determined the fair value of the stock options granted to employees. Before 2018, the Group applied binomial option pricing model in determining the estimated fair value of the options granted to employees. In 2018, the Group changed to use the Black-Scholes option valuation model since the Group expected the Black-Scholes option valuation model provide a better estimate of fair value. A change in the valuation technique is a change in accounting estimate for the purposes of applying ASC 250, and shall be applied prospectively to new awards.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which intended to reduce cost and complexity and to improve financial reporting for nonemployee share-based payments. The ASU expands the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606, Revenue from Contracts with Customers. The Group adopted this ASU on January 1, 2019. The adoption of this standard did not have a material effect on the Group's unaudited condensed financial statements.

(p) Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of research and development expenses for the nine months ended September 30, 2018 and 2019:

	For the nine months ended September 30,
	2018	2019
	$	$
A	14,879,238	*
B	10,769,334	*
C	*	28,136,372
D	*	18,474,269

*	Represents less than 10% of research and development expenses for the nine months ended September 30, 2018 and 2019.

Concentration of credit risk

Financial instruments that are potentially subject to significant concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments, and prepayments to suppliers. The carrying amounts of cash and cash equivalents, restricted cash and short-term investments represent the maximum amount of loss due to credit risk. As of December 31, 2018 and September 30, 2019, all of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC and international financial institutions outside of the PRC which management believes are of high credit quality and continually monitors the credit worthiness of these financial institutions. With respect to the prepayments to suppliers, the Group performs on-going credit evaluations of the financial condition of these suppliers.

Foreign currency risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB26,878,093 and RMB52,610,689, which were denominated in RMB, as of December 31, 2018 and September 30, 2019, respectively, representing 6% and 11% of the cash, cash equivalents and restricted cash as of December 31, 2018 and September 30, 2019, respectively.

(q) Recent accounting pronouncements

In June 2016, the FASB released Accounting Standards Update No.2016-13 ("ASU 2016-13"), Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaces the existing impairment model for most financial assets from an incurred loss impairment model to a current expected credit loss model, which requires an entity to recognize an impairment allowance equal to its current estimate of all contractual cash flows the entity does not expect to collect. ASU 2016-13 also requires credit losses relating to AFS debt securities to be recognized through an allowance for credit losses. The provisions of ASU 2016-13 are to be applied using a modified retrospective approach and are effective for interim periods and fiscal years beginning after December 15, 2019, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2016-13.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): The amendments in ASU 2018-13 eliminate the requirements to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, valuation processes for Level 3 fair value measurements, and policy for timing of transfers between levels. ASU 2018-13 also provides clarification in the measurement uncertainty disclosure by explaining that the disclosure is to communicate information about the uncertainty in measurement as of the reporting date. In addition, ASU 2018-13 added the following requirements: changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and range and weighted average of significant unobservable inputs used in Level 3 fair value measurements. Finally, ASU 2018-13 updated language to further encourage entities to apply materiality when considering de minimis for disclosure requirements. The guidance will be applied retrospectively for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with the exception of amendments to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements, and the narrative description of measurement uncertainty which will be applied prospectively. The Group is currently evaluating the impact of adopting ASU 2018-13.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer and precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The update is effective in fiscal years beginning after December 15, 2019, and interim periods therein, and early adoption is permitted for entities that have adopted ASC 606. This guidance should be applied retrospectively to the date of initial application of Topic 606. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

3.	Cash and cash equivalents

	As of
	December 31, 2018	September 30, 2019
	$	$
Cash at bank and in hand	36,778,028	67,890,424
Cash equivalents	26,173,579	817,117
	62,951,607	68,707,541
Denominated in:
US$	58,253,341	58,083,606
RMB (note (i))	3,916,262	7,438,348
Hong Kong dollar ("HK$"）	19,890	2,460,557
Australia dollar ("A$")	762,114	725,030
	62,951,607	68,707,541

Note:

(i)

Certain cash and bank balances denominated in RMB were deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

4.	Restricted cash, non-current

The Group's restricted cash balance of $510,218 as of September 30, 2019 was long-term bank deposits held as collateral for issuance of letters of credit. These deposits will be released when the related letters of credit are settled by the Group.

5.	Short-term investments

Short-term investments primarily comprise of the time deposits with original maturities between three months and one year. For the nine months ended September 30, 2018 and 2019, the Group recorded the interest income of $0.5 million and $4.9 million from the short-term investments in the unaudited condensed consolidated statements of operations.

6.	Inventories

The Group's inventory balance of $3,822 and $889,434 as of December 31, 2018 and September 30, 2019, respectively, consisted of finished goods purchased from Tesaro Inc. ("Tesaro") and Novocure Limited ("Novocure") for distribution in Hong Kong and Macau.

7.	Property and equipment, net

Property and equipment consist of the following:

	As of
	December 31, 2018	September 30, 2019
	$	$
Office equipment	384,088	379,709
Electronic equipment	599,495	1,231,805
Vehicle	77,460	75,164
Laboratory equipment	3,916,615	5,046,146
Manufacturing equipment	9,368,930	10,345,449
Leasehold improvements	4,607,975	4,801,850
Construction in progress	3,747,838	2,878,923
	22,702,401	24,759,046
Less: accumulated depreciation	(2,207,919)	(4,308,261)
Property and equipment, net	20,494,482	20,450,785

Depreciation expenses for the nine months ended September 30, 2018 and 2019 were $1,142,284 and $2,249,964, respectively.

8.	Income Tax

No provision for income taxes has been required to be accrued because the Company and all of its subsidiaries are in cumulative loss positions for all the periods presented.

The Company recorded a full valuation allowance against deferred tax assets of all its consolidated entities because all entities were in a cumulative loss position as of December 31, 2018 and September 30, 2019. No unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

9.	Short-term borrowings

On June 25, 2018, Zai Lab (Suzhou) Co. Ltd. entered into a three-year facility agreement for RMB25,000,000 (or $3,642,616) with a local commercial bank, and the outstanding borrowing under this agreement was RMB 20,000,000 (or $2,914,093) and RMB 20,000,000 (or $2,827,694) as of December 31, 2018 and September 30, 2019, respectively, which will be due within one year. The borrowing is guaranteed by Zai Lab (Shanghai) Co. Ltd., with an average interest rate of 4.785% per annum. The agreement does not contain any financial covenants or restrictions.

On December 12, 2018, Zai Biopharmaceutical (Suzhou) Co. Ltd. entered into a three-year facility agreement for RMB40,000,000 (or $5,828,185) with a local commercial bank, the outstanding borrowing under this agreement was RMB 5,000,000 (or $728,523) and RMB 25,000,000 (or $3,534,618) as of December 31, 2018 and September 30, 2019, respectively, which will be due within one year. The borrowing is guaranteed by Zai Lab (Shanghai) Co., Ltd., with average interest rate of 4.785% per annum. The agreement does not contain any financial covenants or restrictions.

10.	Other payables

Other payables consist of followings:

	As of
	December 31, 2018	September 30, 2019
	$	$
Payroll	3,699,169	7,667,119
Professional service fee	1,564,070	493,288
Payables for purchase of property and equipment	1,708,663	387,722
Payables for purchase of intangible assets	225,158	—
Others (note (i))	569,783	1,894,654
	7,766,843	10,442,783

Note:

(i) Others are mainly payables related to travel and business entertainment expenses and conference fee.

11.	Loss per share

Basic and diluted net loss per share for each of the periods presented are calculated as follow:

	For the nine months ended September 30,
	2018	2019
Numerator:
Net loss attributable to ordinary shareholders	(75,717,598)	(148,640,670)
Denominator:
Weighted average number of ordinary shares- basic and diluted	50,801,993	63,189,214
Net loss per share-basic and diluted	(1.49)	(2.35)

As a result of the Group’s net loss for the nine months ended September 30, 2018 and 2019, share options and non-vested restricted shares outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of
	December 31, 2018	September 30, 2019
Share options	8,761,735	9,211,467
Non-vested restricted shares	1,112,001	771,668

12.	Related party transactions

The table below sets forth the major related party and the relationship with the Group as of September 30, 2019:

Company Name	Relationship with the Group
MEDx (Suzhou) Translational Medicine Co., Ltd. (Formerly known as Qiagen (Suzhou) translational medicine Co., Ltd)	Significant influence held by Samantha Du's immediate family

For the nine months ended September 30, 2018 and 2019, the Group incurred $32,466 and $161,221 research and development expense with MEDx (Suzhou) Translational Medicine Co., Ltd. for drug research and development services, respectively.

13.	Share-based compensation

Share options

On March 5, 2015, the Board of Directors of the Company approved an Equity Incentive Plan (the "2015 Plan") which is administered by the Board of Directors. Under the 2015 Plan, the Board of Directors may grant options to purchase ordinary shares to management including officers, directors, employees and individual advisors who render services to the Group to purchase an aggregate of no more than 4,140,945 ordinary shares of the Group ("Option Pool").

In connection with the completion of the initial public offering (the "IPO"), the Board of Directors has approved the 2017 Equity Incentive Plan (the "2017 Plan") and all equity-based awards subsequent to the IPO would be granted under the 2017 Plan.

For the nine months ended September 30, 2018, the Group granted 2,506,250 share options to certain management and employees of the Group at the exercise price ranging from $18.92 to $24.58 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a five year period, with 20% of the awards vesting beginning on the anniversary date one year after the grant date.

For the nine months ended September 30, 2019, the Group granted 696,193 share options to certain management, employees and consultants of the Group at the exercise price ranging from $27.23 to $34.87 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a three or five year period, with 33.33% or 20% of the awards vesting beginning on the anniversary date one year after the grant date.

The weighted-average grant-date fair value of the options granted in the nine months ended September 30, 2018 and 2019 was $14.26 per share and $18.72 per share respectively. The Group recorded compensation expense related to the options of $6,325,705 and $10,479,128 for the nine months ended September 30, 2018 and 2019, respectively, which were classified in the accompanying unaudited condensed consolidated statements of operations as follows:

	For the nine months ended September 30,
	2018	2019
	$	$
Selling, general and administrative	3,055,914	4,661,007
Research and development	3,269,791	5,818,121
Total	6,325,705	10,479,128

As of September 30, 2019, there was $48,198,288 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 2.3 years.

Non-vested restricted shares

For the nine months ended September 30, 2018, 50,000 ordinary shares were authorized for grant to the independent directors, respectively. The restricted shares shall vest and be released from the restrictions in full on the first anniversary from the date of the agreement. Upon termination of the independent directors' service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

For the nine months ended September 30, 2018, 585,000 ordinary shares were authorized for grant to certain management. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary from the date of the agreement. Upon termination of the certain management's service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

During the nine months ended September 30, 2019, 50,000 ordinary shares were authorized for grant to the independent directors, respectively. The restricted shares shall vest and be released from the restrictions in full on the first anniversary from the date of the agreement. Upon termination of the independent directors' service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

During the nine months ended September 30, 2019, 115,000 ordinary shares were authorized for grant to certain management. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary from the date of the agreement. Upon termination of the certain management's service with the Group for any reason, any shares that are outstanding and not yet vested will be immediately be forfeited.

The Group measured the fair value of the non-vested restricted shares as of respective grant dates, and recognized the amount as compensation expense over the deemed service period using a graded vesting attribution model on a straight-line basis.

As of September 30, 2019, there was $14,797,748 of total unrecognized compensation expense related to non-vested restricted shares. The weighted-average grant-date fair value of the restricted shares granted for the nine months ended September 30, 2018 and 2019 was $21.34 per share and $27.03 per share respectively. The Group recorded compensation expense related to the restricted shares of $1,671,133 and $4,073,921 for the nine months ended September 30, 2018 and 2019, respectively, which were classified in the accompanying unaudited condensed consolidated statements of operations as follows:

	For the nine months ended September 30,
	2018	2019
	$	$
Selling, general and administrative	1,439,817	2,817,518
Research and development	231,316	1,256,403
Total	1,671,133	4,073,921

14.	Licenses and collaborative arrangement

The following is a description of the Group's significant ongoing collaboration agreements as of September 30, 2019.

License and collaboration agreement with Tesaro

In September 2016, the Group entered into a collaboration, development and license agreement with Tesaro, under which the Group obtained an exclusive license for certain patents and know-how that Tesaro licensed from Merck, Sharp & Dohme Corp. (a subsidiary of Merck & Co. Inc.), or Merck Corp., and AstraZeneca UK Limited to develop, manufacture, use, sell, import and commercialize Tesaro's proprietary PARP inhibitor, niraparib, in mainland China, Hong Kong and Macau, or the licensed territory, in the licensed field of treatment, diagnosis and prevention of any human diseases or conditions (other than prostate cancer). Tesaro has the option to elect to co-promote the licensed products in the Group's licensed territory.

Under the terms of the agreement, the Group made an upfront payment of $15.0 million to Tesaro which was recorded as a research and development expense in 2016. If the Group successfully develops and commercializes the licensed products, the Group will make a milestone payment to Tesaro for the achievement of a certain development milestone event. In addition, if Tesaro does not exercise its co-promotion option, the Group will pay Tesaro milestone payments for the achievement of certain sales milestone events, and also tiered royalties at certain percentages of net sales of the licensed products, until the later of the expiration of the last-to-expire licensed patent covering the licensed product, the expiration of regulatory exclusivity for the licensed product, or the tenth anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

License and collaboration agreement with Paratek Bermuda Ltd. ("Paratek")

In April 2017, the Group entered into a collaboration, development and license agreement with Paratek, under which the Group obtained both an exclusive license under certain patents and know-how of Paratek and an exclusive sub-license under certain intellectual property that Paratek licensed from Tufts University to develop, manufacture, use, sell, import and commercialize omadacycline in mainland China, Hong Kong, Macau and Taiwan, or licensed territory, in the field of all human therapeutic and preventative uses other than biodefense, or the licensed field. Paratek retains the right to manufacture the licensed product in the licensed territory for use outside the licensed territory. The Group also granted to Paratek a non-exclusive license to certain of intellectual property for Paratek Bermuda Ltd.

Under the terms of the agreement, the Group made an upfront payment of $7.5 million to Paratek which was recorded as a research and development expense in 2017. The Group made a milestone payment to Paratek for the achievement of milestone upon receipt of the first regulatory approval for the Product in the U.S. in 2018 according to the agreement. The Group will make further milestone payments to Paratek for the achievement of certain development milestone and sales milestone event. In addition, the Group will pay to Paratek tiered royalties at certain percentage rates on the net sales of licensed products, until the later of the abandonment, expiration or invalidation of the last-to-expire licensed patent covering the licensed product, or the eleventh anniversary of the first commercial sale of the licensed product, in each case on a product-by-product and region-by-region basis.

The Group has the right to terminate this agreement for any or no reason by providing Paratek with prior written notice with no penalty.

License and collaboration agreement with Five Prime Therapeutics, Inc. ("Five Prime")

On December 19, 2017, the Group and Five Prime entered into an exclusive license agreement for FPA144 in Greater China and global strategic development collaboration.

Under the terms of the agreement, Five Prime has granted the Group an exclusive license to develop and commercialize FPA144 in the Greater China territory: China, Hong Kong, Macau, and Taiwan. The Group will be responsible for conducting the Phase III FIGHT trial in Greater China, including screening, enrolment and treatment of patients, and for commercialization of FPA144 in the Greater China territory.  Five Prime will manufacture and supply FPA144 for the study.  A Joint Steering Committee will be formed between the companies to oversee development, regulatory and commercialization activities in Greater China.

The Group made an upfront payment of $5.0 million in January 2018, and made a milestone payment to Five Prim for the achievement of a milestone by enrolling the first patient in Phase III FIGHT trail of the Product in China in October 2018 according to the agreement. The Group will make further milestone payments for the achievement of certain development and regulatory milestones to Five Prime. In addition, the Group will pay to Five Prime a royalty percentage on net sales of FPA144 in Greater China. And the Group is also eligible to receive a royalty from Five Prime on net sales of FPA144 outside of Greater China.

License and collaboration agreement with Entasis Therapeutics Holdings Inc.("Entasis")

On April 25, 2018, the Group entered into an exclusive license agreement with Entasis, under which the Group obtained an exclusive right to develop and commercialize Entasis's broad-spectrum intravenous inhibitor of β-lactamases or ETX2514 in the Asia-Pacific region for the treatment of a variety of serious multidrug-resistant infections caused by Acinetobacter baumannii.

The Group paid $5.0 million upfront fees to Entasis upon entering the agreement in 2018, and paid two milestone payments to Entasis in November 2019 for the achievements of first patient dosed in pivotal study and first patient dosed in a registration study for the lead product in the PRC according to the agreement. The Group will make future milestone payments upon the achievement of contractually specified development, regulatory and sales milestones, plus royalties.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Entasis.

License and collaboration agreement with Crescendo Biologics Ltd. ("Crescendo")

On May 25, 2018, the Group and Crescendo entered into an exclusive, worldwide licensing agreement, under which the Group will develop, commercialize, and manufacture a topical, innovative antibody VH domain therapeutic for potential application in inflammatory indications.

Under the terms of the agreement, Crescendo granted to the group a worldwide exclusive license to develop and commercialize its drug candidate for all indications. The Group will be responsible for conducting all regulatory filings, clinical studies, and commercialization activities, with both companies participating in a Joint Development Committee.

The Group paid $2.0 million upfront fees to Crescendo in 2018. And the Group will provide development, regulatory, and commercial milestones for multiple indications. Crescendo will also be eligible to receive tiered royalties on global sales.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Crescendo.

License and collaboration agreement with Novocure Limited ("Novocure")

On September 10, 2018, the Group entered into an exclusive license agreement with Novocure for Tumor Treating Fields, including the brand name Optune in Greater China and a global strategic development collaboration.

Under the terms of agreement, Novocure granted the Group an exclusive license to commercialize Tumor Treating Fields in China, Hong Kong, Macau and Taiwan. The Group will be responsible for regulatory submissions in Greater China and will work to establish Tumor Treating Fields as an oncology treatment in this territory.

The Group paid $15.0 million upfront fees to Novocure in 2018 and will make future milestone payments upon the achievement of contractually certain development, regulatory and commercial milestones. Novocure will also be eligible to receive a royalty on net sales of the licensed products in Greater China.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Novocure.

License and collaboration agreement with MacroGenics Inc. ("MacroGenics")

On November 29, 2018, the Group entered into an exclusive collaboration and license agreement with MarcroGenics to develop and commercialize Margetuximab, MGD013 and TRIDENT™ Molecule in Greater China.

Under the terms of agreement, MacroGenics granted the Group regional development and commercialization rights for these programs in mainland China, Hong Kong, Macau and Taiwan. The Group will lead clinical development in its territory by leveraging its regulatory and clinical development expertise and broad regional network of investigators. As part of the collaborative clinical development effort, the Group and MacroGenics intend to initiate a global study using combination regimens containing margetuximab in order to maximize potential clinical benefit in gastric cancer, the fifth most common cancer in the world and the second most common in China.

The Group paid upfront fee of $25.0 million to MacroGenics in January 2019, and will make future milestone payments upon the achievement of potential development and regulatory-based milestones. In addition, the Group would pay MacroGenics royalties on annual net sales of the assets, which may be subject to adjustment in specified circumstances.

The Group has the right to terminate this agreement at any time by providing written notice of termination to MacroGenics.

License and collaboration agreement with Deciphera Pharmaceuticals, LLC ("Deciphera")

On June 10, 2019, the Group entered into an exclusive collaboration and license agreement with Deciphera to advance the development and commercialization of ripretinib in Greater China. Discovered and developed by Deciphera, ripretinib is an investigational, oral, kinase switch control inhibitor in clinical development for the treatment of GIST and other solid tumors driven by KIT or PDGFRα.

Under the terms of the agreement, Deciphera granted the Group exclusive regional development and commercialization rights for ripretinib in Greater China.

The Group paid upfront fee of $20.0 million to Deciphera in July 2019, and paid a milestone payment to Deciphera in September 2019 for the achievements of the completion of enrollment and dosing with the licensed product of thirty patients in the INTRIGUE Study according to the agreement. The Group will make future milestone upon the achievement in potential development and commercial milestones. In addition, the Group would pay Deciphera royalties on annual net sales of ripretinib in Greater China.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Deciphera.

License and collaboration agreement with Incyte Corporation ("Incyte")

On July 1, 2019, the Group entered into an exclusive collaboration and license agreement with Incyte for the development and commercialization of INCMGA0012, an investigational anti-PD-1 monoclonal antibody, in Greater China.

Under the terms of agreement, Incyte granted the Group the rights to develop and exclusively commercialize INCMGA0012 in hematology and oncology in mainland China, Hong Kong, Macau and Taiwan. Incyte will retain an option to assist in the promotion of INCMGA0012 in the Group's licensed territories.

The Group paid upfront fee of $17.5 million to Incyte in September 2019, and will make future milestone payments upon achievement of potential development, regulatory and commercial milestones, as well as tiered royalties, with Incyte responsible for all royalties and pass-through payments to its licensing partner, MacroGenics.

The Group has the right to terminate this agreement at any time by providing written notice of termination to Incyte.

As noted above, the Group has entered into various license and collaboration agreements with third party licensors to develop and commercialize drug candidates. Based on the terms of these agreements the Group is contingently obligated to make additional material payments upon the achievement of certain contractually defined milestones.

15.	Commitments and Contingencies

(a)	Purchase commitments

As of September 30, 2019, the Group's commitments related to purchase of property and equipment contracted but not yet reflected in the unaudited condensed consolidated financial statement was $1,026,481 which is expected to be incurred within one year.

(b)	Contingencies

The Group is a party to or assignee of license and collaboration agreements that may require it to make future payments relating to milestone fees and royalties on future sales of licensed products (Note 14).

16.	Subsequent events

On December 27, 2019, the China National Medical Products Administration (NMPA) approved the New Drug Application (NDA) for ZEJULA (niraparib). The Group achieved the milestone related to its collaboration agreement with Tesaro for regulatory approval for the first indication by NMPA and a milestone payment was payable to Tesaro according to the agreement.

In October and December 2019, the Group granted 71,192 share options to certain management and employees of the Group at the exercise price ranging from $33.43 to $41.59 per share under the 2017 Plan. These options granted have a contractual term of 10 years and generally vest over a five year period, with 20% of the awards vesting on the anniversary date one year after the grant date.

In December 2019, 6,000 ordinary shares were authorized for grant to certain management and employees of the Group. One fifth of the restricted shares shall vest and be released from the restrictions on each yearly anniversary of the date of the agreement.